Mail Stop 3561

June 12, 2009

Mr. G. George Lu
Chairman and Chief Executive Officer
2020 ChinaCap Acquirco, Inc.
221 Boston Post Road East, Suite 410
Marlborough, MA 01752

> **RE:** **2020 ChinaCap Acquirco, Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-159252**
> **Filed May 14, 2009**
> **Form 10-K**
> **File No. 001-33799**
> **Filed March 30, 2009**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, filed May 14, 2009

General

1.      Please revise your Form S-4 to add Exceed Company Ltd. as a co-registrant to the registration statement.

2.      Portions of your disclosure, but particularly in the Summary of the Proxy Statement/Prospectus, Risk Factors, Information About Windrace, and Information About 2020, contain lengthy and passive sentences, unnecessarily defined terms, and repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C in sections where it is applicable.  See General Instruction D to Form S-4, rule 421 and Staff Legal Bulletin No. 7A (Jun. 7, 1999).

3.      Please provide the statement required by Item 502(b) of Regulation S-K or advise us why you believe it is not necessary.

4.      We note that certain disclosures appear to be presented in Chinese characters which are not translated into English (for example, see page F-49 regarding Windrace notes payable). Please note that all information presented in Securities Act filings must be presented in the English language.  Please revise as appropriate.

Cover Page

5.      Currently the cover letter describes in substantial detail the acquisition's and redomestication's legal mechanics, which are difficult to follow.  Please revise to clearly present the first two proposals.

6.      We note your statement that your document "incorporates important business and financial information about 2020, Exceed and Windrace that is not included in or delivered with this document."  Please advise us why this statement is appropriate and clarify its meaning or revise to remove.  In this respect Item 2 of Form S-4 appears to limit this statement to the company.

Forward Looking Statements

7.   We note your statement that "we assume no obligation to update any forward-looking statement or risk factor."  Please revise to clarify that 'except as required by applicable law' you assume no obligation to update.

Summary, page 1

8.      Please revise to state the total dollar value of the consideration being paid, including the value of the shares being issued and any debt being assumed.  Also address any potential earnout and escrow shares in the same discussion.

9.      We note a reference to a ZOU Marketing, Inc. report on page 2.  Supplementally provide us
        with a copy of that report.  Also, in an appropriate section, revise your disclosure to indicate
        the fees paid for this report and the purpose for which it was commissioned.

10.     Based on your disclosure it appears that Windrace is redeeming its preferred shares and
        potentially selling shares to new investors.  However, your current disclosure, particularly
        the bullet points beginning "In addition to the Exceed ordinary shares issued to the Sellers
        …" and "As consideration for the redemption of all the issued and outstanding preferred
        shares …" are unclear on this point.  For example, you state that shares "may be issued at
        closing to the New Windrace Investors in exchange for the cancellation of $40 million debt
        owing to the New Windrace Investors."  However, the $40 million debt is owed to
        Elevatech which you indicate elsewhere does not wish to continue as a shareholder.  Please
        revise your disclosure to clarify the nature and purpose of these two transactions and
        address how they are related.

11.     Please revise your page 3 bullet point beginning "A portion of the shares equal to the excess
        over the number of shares …" to improve its clarity.  It appears that you intend to issue a
        number of shares sufficient to qualify for reverse merger accounting and that if you are
        unable to bring in new investors you will simply issue additional shares to the sellers.  If
        this is the case, then revise to state so.

12.     Also, given the lack of any agreements with potential investors, please advise why you have
        excluded these shares from the totals being issued to the sellers in the disclosure throughout
        your document and otherwise assumed this investment.   See, for example, your page seven
        table. Further, please clarify the number of shares used by management in making its
        fairness determination and indicate whether they similarly excluded these shares as part of
        the consideration being paid.

13.     Please revise to disclose the approximate dollar value of the note being issued to Elevatech
        and indicate whether this note will be repaid with proceeds from the trust account.

Questions and Answers About the Proposals, page 5

14.     Please consolidate the disclosure in the Summary, Questions and Answers About the
        Proposals, and Summary of the Proxy Statement/Prospectus sections to avoid duplication of
        the same information.  For example your table on page eight is repeated again on page 12.
        In particular, we suggest you limit the Questions and Answers section to procedural matters
        relating to the meeting and make greater use of cross references to more detailed
        discussions later in the document.

15.     Please revise your response to "What vote is required to adopt …" to address the conversion
        threshold associated with your Form S-1.

16.    In response to your page six question "Will 2020's stockholders be taxed …" you indicate that your tax discussion is covered by the opinion of Seyfarth Shaw LLP whose opinion is included as an annex.  Your disclosure on page 83 indicates that the discussion "is not given in the form of a covered opinion within the meaning of Circular 230" and makes no reference to Seyfarth Shaw's opinion.  Please advise.

17.    Please revise here and elsewhere as appropriate to disclose the per share conversion value as of the most recent practicable date.

18.    To the extent that the company maintains its disclosure responsive to "What is the consideration being paid to the Sellers" here or elsewhere, please revise to improve the clarity of the disclosure, including eliminating unnecessary parentheses.  Also, revise to explicitly state, if true, that the number of shares placed in the escrow is inversely proportional to the number of cash conversions.

19.    Please revise the disclosure throughout to prominently indicate the maximum percentage ownership associated with the sellers assuming no new investors and all the shares associated with the escrow are issued.  Also, add a risk factor addressing the sellers substantial ownership, and ability to control the issuer, if the transactions are consummated.

Summary of the Proxy Statement/Prospectus, page 10

20.    Please revise to briefly discuss Windrace's current organizational structure, including its subsidiaries and capital structure.  You should also indicate whether these subsidiaries are wholly owned.  Also state Windrace's sales and net income, preferably in dollars, for the most recently completed fiscal year.

21.    Please explain who RichWise is and the role they played in your transaction.

22.    We note that the company did not obtain a fairness opinion and that the board independently concluded that the transaction was fair to its shareholders.  Your Form S-1 indicated that the "fair market value of the target [would] be determined by [the] board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value …"  In an appropriate location in your document – such as following your page 67 board meeting discussion – please provide detailed disclosure about any analyses or information prepared or reviewed by the board in making its fairness determination.  We may have further comment.

23.    Please consider adding a diagram showing the corporate structure of 2020 ChinaCap, Exceed and Windrace and the other companies, before and after the acquisition, to better help the investors understand the noted transactions.

24.    We note the references to "Actions That May be Taken to Secure Approval …" on page 14. Please revise to:

      a.  Disclose any and all contacts between you, your officers, directors, or any party to the securities purchase agreement, and any potential counter-party under these arrangements regarding the repurchase. If no contacts have been made, state so explicitly;

      b.  Quantify the maximum number of shares which may be subject to these arrangements and address the impact that these purchases may have on the approval of your deal and the Form S-1 structure – including the degree to which it permits the approval of a deal that would not have been approved under the Form S-1;

      c.  Provide enhanced disclosure of the repurchase mechanics and features, including, but not limited to, the anticipated pricing and fees associated with these arrangements;

      d.  Clarify how the company will ensure that these transactions will not reduce the payment amount or priority associated with its converting shareholders;

      f.  Clarify the various impacts that these repurchases will have on your existing disclosures, such as pro-forma and dilution-related disclosures; and,

      g.  Clarify, if true, that rule 10b-18 will not be available for these repurchases.

25. Given the potential size of your repurchase, and the impact that it may have on your existing disclosures, including your capital structure, leverage, dilution and share ownership, please clarify what information, if any, you will provide to investors concerning these repurchases following the effectiveness of your registration statement, but prior to the shareholder vote.

26. We note your disclosure on page 20 regarding your potential status as a foreign private issuer. Please revise to briefly explain how an issuer becomes a foreign private issuer and indicate your present intentions with respect to the information you will provide to the market should you become a foreign private issuer.

27. Please revise your discussion under Regulatory Matters on page 21 to address whether Chinese government approval is required for the transaction. In this respect we note your page 39 risk factor "The approval of the China Securities Regulatory Commission may be required …" In addition, please clarify whether the company has contacted, or been contacted by, Chinese regulatory authorities regarding the approval of the transaction.

2020 Selected Historical Financial Data, page 22

28. It appears that the amount presented for Common Stock Subject to Potential Redemption ($20,486,172) is not consistent with the related amount presented per the 2020 ChinaCap balance sheet per F-4 ($19,761,913). Please revise.

Windrace Selected Historical Financial Data, page 23

29. Please revise the selected financial data presented for Windrace to disclose income from operations per share, long-term obligations, and dividends declared per share. Refer to Item 17(b)(3) of Form S-4.

30.    It appears that the balances presented as Current Liabilities and as Shareholders' Equity at December 31, 2008 are not consistent with the related amounts presented in the audited balance sheet per F-19.  Please revise.

31.    Please revise your disclosure to provide the supplemental financial information required by Item 17(b)(4) of Form S-4 or tell us why such information is not required.

Unaudited Pro Forma Summary Statements of Operations and Balance Sheet Data, page 25

32.    In accordance with Item 3(e) of Form S-4, please revise to disclose revenues, net income (loss), net income (loss) per share, total assets, long-term obligations and redeemable preferred stock, and cash dividends declared per common share on a pro forma basis for the most recent three fiscal years and interim period.  Note that although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.  Please note that the pro forma information should be presented in US Dollars and US GAAP.

33.    In accordance with Item 3(f) of Form S-4, please revise to present book value per share on a historical and pro forma basis for 2020 ChinaCap and Windrace for the most recent fiscal year and interim period in comparative columnar form.  Please note that the pro forma information should be presented in US Dollars and US GAAP.

34.    In connection with the previous comment, please revise to present cash dividends declared per share and net income (loss) per share on a historical and pro forma basis for 2020 ChinaCap and Windrace for the most recent three fiscal years and interim period in comparative columnar form.  Please note that the pro forma information should be presented in US Dollars and US GAAP.

35.    We note that the current shareholders of 2020 ChinaCap hold warrants to acquire additional shares of common stock which will become exercisable upon the completion of a business combination.  It appears that if the current shareholders of 2020 ChinaCap were to exercise these warrants when exercisable, the shareholders of 2020 ChinaCap would hold a majority of the outstanding shares of the combined entity.  Please tell us how you considered the existence of these warrants and the unit purchase option issued to 2020 ChinaCap's underwriters and the potential impact on ownership percentages in your conclusion that Windrace is the accounting acquirer.  Refer to IFRS 3.

36.    Please revise to disclose your planned accounting treatment for the shares of the combined entity's common stock which will be placed in escrow at closing.  Refer to IFRS 3.

Market Price Information, page 26

37.     Please disclose the market price for your warrants for all relevant periods.

38.     Please revise to provide the disclosure contemplated by Item 201(a)(1)(v).

Risk Factors, page 27

39.     Please revise your risk factor headings to succinctly state the material risks and impact to investors or the company should the events, facts, and uncertainties described in the risk factor body actually occur.  By means of illustration refer to your page 30 risk factor "Windrace is subject to fluctuations in the market prices of raw materials and product parts."

40.     Also, many of your risk factors contain detailed discussions of laws and regulations more appropriate to other sections of your document.  Please revise to truncate the risk factor discussion where appropriate and present discussions of laws and regulations under a separate heading in your About Windrace discussion.

41.     We note your page 28 statement that "[t]o promote sales, Windrace generally offers distributors at sales fairs the flexibility to make downward or upward adjustments to their purchase orders by 10% to 15% although such flexibility is not documented in the distributorship agreements [and that] [i]n 2008, certain distributors have made downward adjustments for the purchase of Windrace's products by 15% to 20% due to decreased consumer demand resulting from the financial crisis and economic downturns that began in 2008."  With a view to disclosure in Management's Discussion and Analysis and elsewhere, please confirm the actual timing of these downward adjustments and the impact that they have on the financial information presented to investors and the board.  It was unclear, for example, whether adjusted or non adjusted revenue and order totals were used by the board in its fairness determination. Also, to the extent that these adjustments reflect a softening consumer demand in China for retail goods generally, or your products specifically, revise to address any known trends.

42.     On page 36 you indicate that the local government may repossess land rights due to XDLong Fujian's failure to commence construction by a stipulated due date.  Please revise to provide greater context for this risk factor, including by providing more information about the legal, financial, and business impact of this land being repossessed.

43.     Please revise your page 38 risk factor addressing distributor and retailer consolidation to address the impact that such consolidation might have on contract terms, including pricing pressures, etc.

44.     Please revise to address the likely impact on your trading price associated with the release of the insiders' shares from escrow as well as the issuance of additional shares in the transaction.

45.     On page 48 you indicate that "[a]t any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding 2020 or its securities, 2020, the 2020 Inside Stockholders, Windrace and Windrace's shareholders and their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or 2020 may enter into transactions with such persons and others to provide them with incentives to acquire shares of 2020's common stock and vote the acquired shares in favor of the Acquisition Proposal."  Please revise here and elsewhere to expand this statement to cover material nonpublic information regarding Windrace.

2020's Special Meeting, page 52

46.     We note the reference to a financial advisory and investment banking services agreement entered into with Morgan Joseph.  In an appropriate section, please provide additional information about the services being provided.

47.     Please fix the page 56 reference to "Appraisal Rights" to identify where this disclosure is located.

Consideration of the Acquisition, page 58

48.     Please revise to address the extent to which your board has relevant business experience valuing and conducting due diligence on companies in Windrace's industry.  Also, please revise to address in greater detail the due diligence performed and the areas focused on.

49.     Please revise to address whether any finders fees are or will be payable in connection with your transaction.

50.     Please revise to disclose when you first became aware of Windrace and how you heard about them.  In this regard it is unclear what transpired between your December 20, 2008 meeting with RichWise and the January 7, 2009 exploratory meeting.

51.     We note that Windrace withdrew its initial public offering on the Stock Exchange of Hong Kong in the second half of 2008.  Please revise to disclose the price range associated with that proposed transaction. Also disclose the implied equity value for Windrace based on the offering range and address the degree to which the board considered this offering in its fairness determination.

52.     On the middle of page 61 you indicate that "[a] key factor was whether Windrace had at least one of the following characteristics …" and then list several.  Your disclosure suggests

that you do not believe that Windrace has some of the listed characteristics. Please revise to disclose only the characteristics you believe the company has.

53.     On page 62 you indicate that you investigated "market rumors and allegations in the media related to Windrace's IPO …" Please revise to address the specifics of these rumors and allegations.

54.     We note that you introduced Windrace to Crowe Horwath on January 30, 2009 as a potential auditor and that they have issued a fairness opinion covering Windrace's financial statements for 2008 through 2006. Your disclosure on page 118 under Legal Compliance refers to Ernst & Young as the "former reporting accountants." Please revise to briefly:
        a.    Address when Crowe Horwath was engaged as Windrace's auditor;
        b.    Indicate the date that they completed the audit for all periods and clarify whether audited financial statements were reviewed by the board as part of its fairness consideration or due diligence;
        c.    Disclose when the relationship with Ernst & Young was terminated; and,
        d.    Clarify, to the extent to which the listing standards in Hong Kong require audited financial statements, who the prior auditor was.


55.     We note the reference on page 63, and elsewhere, to co-investors and potential new Windrace investors. Please revise to update the status of these transactions.

56.     On page 63 and elsewhere you reference a listed peers analysis which was used by Mr. Lu in structuring the transaction. We also note a reference to a corporate presentation related to Windrace on page 66 and a table of publicly-traded comparable companies on page 67. Also, please confirm that Item 4(b) of Form S-4 is not applicable to any of these materials. Please revise to provide additional information about these analyses, as well as any other analysis prepared or reviewed by the board or management. Without limiting the generality of the foregoing, please revise to disclose the methodology for selecting peer companies and disclose the underlying data used to generate the multiples cited. We may have further comment.

57.     On page 67 you state "[a]s a result of the structure, the transaction consideration to the sellers at closing would amount to $63.8 million, which would equate to a pro form fully diluted equity value of the merged company of $156.4 million, excluding escrowed and contingent shares, but including 2020 public and founders shares and fully diluted for all warrants." Please revise to clarify this statement and supplementally explain to us how the $63.8 and $156.4 million figures were calculated.

58.     Please revise your discussion under "The Board Meeting" on page 67 to clarify the board's fairness analysis, including the value the board ascribed to the considering being paid and the approximate value of the interest being acquired. Your disclosure should indicate how

such values were arrived at. Also, revise to address what allowances, if any, were made for the tax holidays applicable to Windrace described on page 130.

59. On page 68 you indicate that Mr. Lu will not be joining the board "as he believed he would be more helpful to Mr. Lin in the capacity as an advisor rather than a board member." Please revise to indicate whether Mr. Lu will or may be compensated in the future for his advisory services; if an agreement or understanding exists, please summarize in an appropriate location.

The Purchase Agreement, page 69

60. We note the reference here, and elsewhere, to the "New Windrace Investor(s)". If an agreement exists, or contacts have been made, please revise to explain the material terms or status of such discussions. Also, clarify what information will be provided to 2020 investors about these transactions prior to their investment decisions.

61. Please revise your escrow and release schedule to clarify your disclosure. Given the uncertainty surrounding the New Windrace Investors, please revise your presentation to disclose the number of shares being issued assuming no additional investments. Your disclosure should clearly identify the maximum consideration being paid or payable on each release date. In addition, please revise to consistently present this information throughout your document.

62. Please revise to provide a more detailed explanation of Section 10.3 of the Purchase Agreement. In this respect an illustrative calculation may be warranted.

2020 Redomestication, page 74

63. Please include all relevant provisions of Delaware General Corporation Law related to appraisal rights as an annex.

64. Please revise to remove your page 77 statement that "[s]tockholders should refer to the Annexes of the Memorandum and Articles of Association and to the Delaware corporate law and corporate law of the BVI, including Business Companies Act ("BCA") to understand how these laws apply to 2020 and Exceed and may affect you." Your disclosure should explain these matters. Alternatively, advise why such disclosure is appropriate.

Material United States Federal Income Tax Considerations, page 84

65. If this disclosure is covered by counsel's opinion, please revise to state which portions are covered, an identify counsel's opinion on each material tax conclusion.

66. It was unclear to us why you were unable to conclude that the transactions would qualify as a reorganization under Section 368(a). Please advise.

Information About Windrace, page 91

67.     In an appropriate section, please provide the disclosure requested by Item 17(b)(2) of Form S-4 or advise.

68.     We note a significant amount of discussion related to your expansion plans under Business Strategy on page 94 but also elsewhere. For each major strategy – such as your new POS information management systems and Jingjiang production capacity expansion – briefly revise to indicate the estimated timeline, capital commitment, financial impact, and cost, associated with your plan.

69.     We note your disclosure on page 101 that China Institute of Sports Science owns the know-how developed under your cooperation agreement with them, but you have a right of first refusal to use any know-how developed. Please clarify whether you pay a usage fee for this. Also, in an appropriate section, please disclose all fees paid under these arrangements.

70.     We note that a significant portion of your products are sold through distributors. Please revise to further discuss the credit terms offered to your distributors and your methodology for assessing credit-worthiness. Also, it was unclear how the order process, shipments, payment and credit terms, were tied into your sales fairs. For example, do your distributors typically make one to two large orders per year, or do they make one to two large orders per quarter, etc. and how does this impact your credit and inventory exposure, return rates, revenue reporting and sales targets.

71.     Please expand your "Return Policy" discussion on page 113 to reflect your page 28 statement that "[t]o promote sales, Windrace generally offers distributors at sales fairs the flexibility to make downward or upward adjustments to their purchase orders by 10% to 15% although such flexibility is not documented in the distributor agreements."

72.     We note the statement in your "Pricing" discussion on page 114 you believe you could increase prices without losing market share, despite fierce competition. We also note that you have focused on tier two and three cities in China. In appropriate sections, including your Management's Discussion and Analysis Overview, please revise to address these and similar statements in the context of the current state of the Chinese economy. This discussion should address whether the company is seeing revised spending patterns, changing demographics – including reverse migration out of its markets, and increased pricing pressure for its products. Please address the impact that the economy has had on your orders, pricing and strategy. In this respect we note, for example, the significant increase in accounts receivable aged 31-90 days compared to prior periods.

73.     We note your statement on page 118 that "Windrace was not engaged in any material litigation … known to its <u>Directors</u> to be pending …" (emphasis added) Please revise to remove this qualifier or expand it to include the entire company.

Windrace's Management's Discussion and Analysis

Results of Operations

Revenue, page 130

74.     Please revise your disclosure for each period presented to thoroughly describe and quantify the underlying material activities that generate variances in revenue between periods (e.g. disclose the fluctuations attributable to the increase in the number of Xidelong retail stores, the introduction of new footwear products, changes in your pricing strategy, etc.). Please ensure that your revised analysis separately quantifies the effect of each causal factor cited for material changes between periods.

Cost of Sales, page 131

75.     Please revise to provide additional detail explaining the correlation between your cost of sales and revenue line items. Your revised disclosure should also provide adequate information for an investor to understand the fixed and variable components of cost of sales during the periods presented and the effect on gross profit from changes in these types of expenses.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 134

76.     We note that your accounts receivable balance increased by 101% from December 31, 2007 to December 31, 2008. The disclosure in your filing partially attributes this increase to the extension of credit periods for certain of your distributors. Please disclose the steps taken by management to ensure that amounts due from these distributors will be collected. Your revised disclosure should also explain how this has affected your policies for extending credit to your distributors.

77.     In connection with the previous comment, considering the uncertainty regarding the collectability of these amounts, please provide a discussion of the factors considered by management in their conclusion that at allowance for doubtful accounts was not necessary at December 31, 2008.

78.     We note your disclosure stating that your inventory balance has increased since the prior year due to decreased demand for your products. Please explain management's plans to sell the inventory currently on hand considering the current economic environment and factors such as changes in seasonal and geographic demand.

Information About 2020, page 139

2020's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 141

79.     Please revise to remove or clarify your statement urging readers "to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors that may affect our business …" Alternatively, advise why such statement is appropriate.

80.     We note that, at year-end, you had $414,144 in accrued expenses, and $413,066 in accrued offering costs, compared to approximately $65,459 in assets.  Please revise to provide more detailed disclosure to:

   a. Address the nature of your significant liabilities, including the source of such liabilities, the parties involved, and whether they have waived claims against the trust account;
   b. Address your ability to repay these liabilities in the event that you are required to liquidate, including whether these liabilities will requirement management payments pursuant to your Form S-1 Insider Letters;
   c. Clarify the basis for your page 17 statement that you do not currently expect your officers and directors to have exposure in the event of a liquidation; and
   d. Address how these liabilities will be handled assuming the deal goes forward.

81.     We note your statement on page 146 that you owe your legal counsel $409,908 in connection with a fee cap arrangement from your initial public offering.  It appears that Seyfarth Shaw was your counsel at that time and is now issuing an opinion on tax matters. Please revise to provide Item 509 of Regulation S-K or advise.

Pro Forma Unaudited Financial Statements, 148

General

82.     Please note that pro forma financial statements must be prepared on the basis of accounting used to present the issuer's audited financial statements.  As such, because 2020 ChinaCap is a domestic registrant and your financial statements are presented in US Dollars in accordance with US GAAP, your pro forma financial statements should be revised to present the pro forma effect of the business combination with Windrace in US Dollars in accordance with US GAAP.  Please revise.  Refer to Article 8-05 and Article 11 of Regulation S-X for further guidance.

83.     In connection with the preceding comment, please provide updated pro forma financial statements with your amended filing.  Refer to Article 8-05 and Article 11 of Regulation S-X.

Adjustments Five and Twelve

84.	It appears that adjustments five and twelve represent the conversion of Windrace's preferred shares (all of which are held by Elevatech) into common shares of the combined entity. Based on the terms of the purchase and sale agreement and the disclosures provided throughout your filing, it appears that the preferred shares held by Elevatech will be redeemed in exchange for a promissory note. It does not appear that Elevatech has agreed to accept common shares of the combined entity in exchange for the cancellation of this promissory note. If these pro forma adjustments are not based on an executed agreement that is directly associated with the acquisition, please revise to remove them from the face of the pro forma financial statements. If you continue to believe these adjustments are appropriate, please provide us with a detailed explanation supporting your conclusion and justify how your presentation is consistent with Article 8-05 and Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 156

85.	Please revise to present the pro forma effect of the transaction on the historical financial statements of 2020 ChinaCap and Windrace. Your revised disclosure should present the historical financial information of 2020 ChinaCap and Windrace in columnar form along with the pro forma adjustments necessary to show the effect of the transaction. The presentation currently provided in your filing appears to be more akin to a projection. For example, adjustment two to your pro forma statement of operations appears to be an estimate of the incremental costs that management expects to incur as a public company. If you choose to include this information in your filing, please note that projections should be confined to supplemental information provided as part of Management's Discussion & Analysis. Refer to Article 8-05 and Article 11 of Regulation S-X.

Pro Forma Adjustments and Eliminations, page 156

Adjustment Three

86.	It does not appear that your pro forma adjustment to remove the aborted IPO expenses incurred by Windrace is directly attributable to the merger agreement with 2020 ChinaCap. Please note that non-recurring charges included in the historical financial statements of the combining entities should not be eliminated in the preparation of pro forma financial statements. Please revise or advise.

Adjustment Four

87.	It appears that this adjustment is for a non-recurring charge resulting directly from the execution of the merger agreement. Tell us how this adjustment meets the criteria for pro forma adjustments per Article 8-05 and Article 11 of Regulation S-X or revise your pro forma statement of operations accordingly. Note that the Staff will not object to a footnote to your pro forma financial statements discussing this item with related disclosure clearly indicating that it is <u>not</u> included in your pro forma statement of operations.

Adjustment Five

88.     We note that you have presented the pro forma income tax effect of the business combination based on a marginal tax rate of 17.5%.  Please note that if you are not applying the statutory tax rate, disclosure must be provided explaining why the tax rate used to prepare the pro forma financial statements is appropriate.  Please revise.

Directors and Management, page 157

89.     Please provide a more detailed discussion of the compensation paid to Windrace's directors and executive officers.  Also, please reconcile your table on page 160 to footnote nine to the financial statements on page F-40.  Finally, revise to file any employment agreements.

Certain Relationships and Related Transactions, page 161

90.     Please disclose the total fees paid to Surfmax Corporation for the periods covered by the financial statements.  Also, indicate whether any amounts are currently payable.

91.     Please provide the total consideration paid by Elevatech for its preferred shares.  Also, clarify the terms of the March 28 and June 2, 2008 share transfer agreement.  Finally, briefly summarize the terms of the preferred shares.

Beneficial Ownership of Securities, page 163

92.     Please revise to present a pro-forma table assuming the issuance of shares to the sellers as described in your disclosure.

Shares Eligible for Future Sale, page 165

93.     Please clarify the meaning of your page 165 statement that "[i]f any Public Shares are converted into cash, it will reduce the number of registered and freely tradable shares by an amount equal to the number of Public Shares so converted …"

Description of the Combined Company's Securities Following the Acquisition, page 167

94.     We note your statement that Exceed will have 25,000,000 common shares authorized for issuance.  Currently 2020 has 10,500,000 shares outstanding along with warrants to purchase an additional 10,500,000 shares.  Your transaction calls for the issuance of additional shares, potentially up to 17,008,633 shares.  Accordingly, it appears that you will

not have sufficient shares authorized to meet all of these future obligations. Please advise or revise.

Where you can find more information, page 172

95.     Please update the address for the Securities and Exchange Commission.

Financial Statements

2020 ChinaCap Acquirco, Inc.

General

96.     Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment.

Consolidated Cash Flow Statement, F-23

97.     We note that you have classified the changes in pledged bank deposits as an investing activity. As footnote 17 states that pledged bank deposits are used to secure bills payable, it appears that the changes in pledged bank deposits should be presented as an operating activity. Please revise or advise. Refer to IAS 7.

Notes to Financial Statements

1 – Corporate Information and Basis of Presentation, F-25

98.     We note that XDLong International Company Limited was formed on April 28, 2008 to combine a group of entities that are considered to be under common control and was subsequently renamed Windrace International Company Limited. Please revise your footnote to disclose (i) the entities that currently make up Windrace, (ii) the ownership structure for each of these entities, and (iii) the incorporation date of each of these entities. In addition, please provide us with an explanation for why these entities are considered to be under common control.

99.     We note your disclosure stating that Windrace's financial statements were prepared on a consolidated basis by applying the principles of merger accounting. Please provide us with a discussion of the authoritative literature you utilized to prepare these financial statements. Considering that Windrace was formed on April 28, 2008, your response should explain your basis for preparing these financial statements as if the current group structure had been in existence during each period for which consolidated financial statements are presented.

2.1 – Principal Accounting Policies

General

100.    Please revise to disclose your policy for recording purchasing, receiving, and warehousing costs.  If the related amounts are not charged to expense through cost of sales, please quantify the expense incurred for each period presented.  Refer to paragraph 16 of IAS 2.

Basis of Preparation, F-26

101.    We note that you have provided a convenience translation into US Dollars based on the monthly average exchange rate for the year ended December 31, 2008.  Please note that the rate applied for a convenience translation should be the exchange rate as of the date of your most recent balance sheet.  That exchange rate should be consistently applied to both your financial statements and the footnotes thereto.  Please revise.

Revenue Recognition, F-33

102.    We note that you do not have a formal return policy, but it appears that your distributors have the right to return unwanted inventory.  Considering the disclosure per page 125 which states that you do not have a historical basis on which to estimate returns, please explain your assessment of paragraph 17 of IAS 18 which states that revenue may be recognized at the time of sale if the seller can reliably estimate future returns.

103.    In connection with the previous comment, we note that footnote five states that revenues are presented net of allowances for returns and trade discounts.  Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g. product returns, discounts for early payment, volume discounts, markdown allowances on out-of-season stock, etc.). Your critical accounting policy should explain how you assess levels of inventory in the distribution channel and the introduction of new products that may result in reduced demand for current products.

104.    We note the disclosure per page 28 which states that you permit your distributors at sales fairs to adjust their purchase orders by 10% to 15%.  Although this does not appear to be a formal policy, please revise your critical accounting policies to explain how this affects your ability to recognize revenue.

105.    We note that you recognize revenue when you retain neither continuing managerial involvement nor effective control over the goods sold.  In concluding that you do not have continuing managerial involvement, please tell us how you considered that (i) you set sales target figures with your distributors, (ii) you provide free promotional support for your distributors, (iii) you train your distributors' employees, (iv) your retailers must sell your products exclusively, and (v) you provide subsidies for the build-out of new retail locations and for the renovations of existing retail locations.

106.    In connection with the comment above, please describe the situations where continuing managerial involvement and/or effective control over the goods are maintained and describe the point(s) at which these circumstances end allowing Windrace to recognize revenue.

107.    We note that you set sales target figures with your distributors.  Please tell us how this information is used to determine the timing of product shipments (i.e. products are shipped based on target orders or are shipped based solely on orders received from distributors).

108.    Please disclose whether you charge your distributors for shipping and handling fees and how these amounts are recorded in your financial statements.

4 – Segment Information, F-37

109.    We note that management considers your operations to constitute a single reportable segment pursuant to IAS 14.  However, we also note that discrete financial information regarding your major product lines is presented in your filing.  Please provide us with a detailed explanation for your conclusion that your major product lines are not reportable operating segments.  Your response should specifically address the guidance per IAS 14.

8 – Profit Before Tax, F-39

110.    We note that you have presented additional detail regarding certain charges recorded to arrive at profit before tax.  However, this footnote does not provide sufficient cross-references to indicate the financial statement line items where each of these items is recorded.  Please revise.  Refer to paragraph 113 of IAS 1.

10 – Tax, F-41

111.    We note that you have presented a reconciliation of tax expense using the applicable statutory rates for the jurisdictions in which Windrace operates.  Please revise to explain the causes of changes in the applicable tax rates used in your reconciliation (e.g. changes in the mix of profits earned in different jurisdictions, etc.).  Refer to paragraph 81(d) of IAS 12.

112.    We note that your tax expense reconciliation includes an adjustment for tax losses not recognized.  As it does not appear that you have recognized any deferred tax assets, please revise to disclose all deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet.  Refer to paragraph 81(e) of IAS 12.

113.    In connection with the previous comment, please provide us with an explanation for your statement that "there was no unprovided deferred tax liability" at December 31, 2008, 2007 and 2006.

## 14 – Prepaid Land Lease Payments, F-45

114. Please revise to provide additional detail regarding your land use right arrangements. Your revised disclosure should address the term of the land use right arrangements, how this land is used, and any additional obligations under these arrangements.

## 16 – Trade Receivables, F-46

115. We note that your distributors are required to make payment within two months of the invoice date. As such, it appears that the amount presented as due within 30 days (i.e. current) per your accounts receivable aging analysis should be revised to include amounts due within 60 days. Please revise or advise.

## 20 – Deposits Received, Other Payables and Accruals, F-48

116. Please revise to provide additional information regarding the nature of the security deposits received from your distributors. Your revised disclosure should include a discussion of (i) your obligations related to these deposits, (ii) events which trigger the release of these deposits, and (iii) your policy if a distributor does not fulfill their obligations.

## 24 – Share Capital, F-53

117. It appears that Lin Shuipan and RichWise International Investment Group converted a portion of their shares of Windrace common stock into shares of Windrace preferred stock which were subsequently sold to Elevatech. Please provide us with a step-by-step discussion of this transaction along with an explanation of your accounting treatment for the conversion of these shares of common stock into shares of preferred stock and the recorded distribution of RMB 189,504,000.

## Annexes and Exhibits

## General

118. We note that the company has not filed several annexes and exhibits, including the Seyfarth Shaw tax opinion, the Escrow Agreement, and the Maples & Calder opinion. Please note that we review and frequently comment upon these documents. We request that you file these with your next amendment.

## Annexes

119. Please revise to provide executed copies of all agreements. We note, for example, the Agreement for Sale and Purchase of Windrace International Company Limited does not appear to have been signed.

Exhibits

120.    Please revise to file any material agreements for Windrace pursuant to Item 601 of
        Regulation S-K.  Without limiting the generality of the forgoing, please file the May 8,
        2009 letter agreement with Elevatech, your technology cooperation agreement with China
        Institute of Sport Science, your technology development agreement with Hefei Institute of
        Intelligent Machines, and the shareholder agreement dated April 30,  2008 between Lin
        Shuipan, RichWise, Haima, Tiancheng, EagleRise, Elevatech, and Windrace.  See
        Compliance and Disclosure Interpretation No. 225.07
        (http://sec.gov/divisions/corpfin/guidance/safinterp.htm)

121.    Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the
        contents of all omitted schedules or similar supplements. In addition, please file an
        agreement to furnish the staff with a copy of any omitted schedule upon request. The
        agreement to furnish the staff with copies of omitted schedules may be included in the
        exhibit index to the registration statement.

122.    Please list the subsidiaries of the company.  Also consider listing the subsidiaries of
        Windrace International.

Exhibit 23.3 – Consent of Independent Registered Public Accounting Firm

123.    The consent provided by Crowe Horwath LLP states that their report relating to Windrace
        International Company Limited is dated May 13, 2009.  However, it appears that the report
        filed with your registration statement is dated May 14, 2009.  Please advise your
        independent accountant to revise their consent to appropriately refer to the date of their
        report included in any amended registration statement.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibit 31 – Section 302 Certifications

124.    Please revise the head note to paragraph 4 here, and in the Section 302 Certifications filed
        with your Form 10-Q for the quarter ended March 31, 2009, to include a reference to
        internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
        15d-15(f)) in accordance with Item 601(31) of Regulation S-K.

Form 8-K, filed May 12, 2009

Exhibit 99.1

125.    Your press release indicates that a conference call for investors was held on May 11, 2009
        to discuss your transaction.  The press release also contains detailed information about your
        target and the proposed transaction.  However, it is unclear whether you intended to file this
        information.  Please advise.

Form 8-K, filed May 11, 2009

126.   We note that you include an investor presentation, dated May 8, 2009, under Item 8.01 to your Form 8-K.  Your description indicates that "[t]his information is not 'filed' pursuant to the Securities Exchange Act …" Given the nature of the slides, it was unclear to us how the company considered rules 165, and 425 of the Securities Act as well as rule 14a-12 of the Exchange Act, which generally require such written communications to be filed.  Please advise.  In responding, please also address your Form 8-K filed May 12, 2009 with respect to the foregoing issues.

Exhibit 99.1

127.   On slide five you present various pro forma values and implied multiples.  However, it was unclear how these values were computed and how they were relevant to investors.  Please amend your Form 8-K to explain.

128.   It appears that the company has generated an implied PE multiple which assumes the transaction, and has not valued the target on a stand-alone basis.  If that is the case, please revise to clarify.

129.   We note that slide six presents a "comparable companies" analysis.  If this analysis was used by the board in assessing the fairness of the consideration being paid, please revise to include it within your Form S-4.

130.   On slide 11 you indicate that Domestic Consumer Retail Sales had a CARG of 14% between 2003 and 2007.  Please advise if data for 2008 is available yet.  If it is, disclose the CAGR over the five year period ended December 31, 2008.

131.   On slide 13 you indicate that you have a top five market position in China but, by footnote, indicate that this is for domestic brands only.  Please revise your Form S-4 to address your position in the marketplace including both foreign and domestic brands.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,


John Reynolds
Assistant Director


cc.    Michel Feldman, Esq.
       (312) 460-7000